Exhibit 3.3

Amendment No. 2 To Restated Corporate Bylaws

FURTHER RESOLVED, that Section 2 of Article III of the Corporation’s By-laws be amended to read in its entirety as follows:

SECTION 2.  Number, Term of Office and Qualifications.  The number of directors of the Corporation shall be from four (4) to seven (7) as fixed from time to time by the Board of Directors, but no decrease in the number of directors shall shorten the term of any incumbent director.  Each director shall hold office until the annual meeting held next after his election or until his successor shall have been elected or qualified or until his death or resignation.  Directors need not be residents of Illinois or shareholders of the Corporation.